Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2024 Financial Results

HANGZHOU, China, June, 06, 2024 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the first quarter ended March 31, 2024.

FINANCIAL HIGHLIGHTS (1)

For the First Quarter Ended March 31, 2024:(2)

●	Revenue was RMB1,942.0 million (US$269.0 million), compared to RMB1,715.3 million in the first quarter of 2023. The increase was primarily due to increased revenue of BEST Freight and BEST Global.

●	Gross Profit was RMB55.2 million (US$7.6 million), compared to gross loss of RMB8.5 million in the first quarter of 2023. The increase was primarily due to increased volume and further improvements of operating efficiency for both BEST Freight and BEST Global. Gross Profit Margin was 2.8% for the first quarter of 2024, compared to Gross Loss Margin of 0.5% in the same period of 2023.

●	Net Loss from continuing operations was RMB172.1 million (US$23.8 million), compared to RMB257.6 million in the first quarter of 2023; which represented approximately 33% improvement year over year. Non-GAAP Net Loss from continuing operations(3)(4) was RMB164.9 million (US$22.8 million), compared to RMB245.5 million in the first quarter of 2023.

●	Diluted loss per ADS(5) from continuing operations was RMB8.69 (US$1.20), compared to RMB12.38 in the first quarter of 2023. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB8.30 (US$1.15), compared to RMB11.77 in the first quarter of 2023.

●	EBITDA(6) from continuing operations was negative RMB133.5 million (US$18.5 million), compared to negative RMB218.9 million in the first quarter of 2023. Adjusted EBITDA(6) from continuing operations was negative RMB126.3 million (US$17.5 million), compared to negative RMB206.8 million in the first quarter of 2023.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses.

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

BEST Freight – BEST Freight recorded a revenue growth of 16.3% in the first quarter of 2024, year over year. Freight’s gross margin was 3.4%, representing a 3.6 percentage points improvement from the same period of 2023 as we continued to reduce operating expenses and improve efficiency.

BEST Supply Chain Management – BEST Supply Chain Management’s revenue decreased by 6.6% in the first quarter of 2024 compared with the same period of last year as we discontinued certain not-profitable key account customers.

BEST Global – In the first quarter of 2024, BEST Global continued its robust e-commerce growth. BEST Global’s first quarter’s revenue increased by 42.6% while its parcel volumes increased by 39.4% compared with the same quarter of 2023. In additional, for the first quarter of 2024, parcel volumes in Vietnam and Malaysia increased by 120.0% and 23.8%, respectively and total volume of the cross-border business increased by 256.4%; year over year.

Key Operational Metrics

	Three Months Ended			% Change YOY
	March 31, 2022	March 31, 2023	March 31, 2024	2023 vs 2022	2024 vs 2023
Freight Volume (Tonne in ‘000)	1,683	1,769	1,987	5.1%	12.4%
Supply Chain Management Volume (Tonne in ‘000)	330	390	360	97.0%	(7.7)%
Global Parcel Volume in SEA (in ‘000)	38,390	27,053	37,715	(29.5)%	39.4%

FINANCIAL RESULTS (7)

For the First Quarter Ended March 31, 2024:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2023		March 31, 2024
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Freight	1,051,873	61.3%	1,223,486	169,451	63.0%	16.3%
Supply Chain Management	440,254	25.7%	411,009	56,924	21.2%	(6.6)%
Global	197,028	11.5%	280,874	38,901	14.4%	42.6%
Others(8)	26,107	1.5%	26,666	3,693	1.4%	2.1%
Total Revenue	1,715,262	100.0%	1,942,035	268,969	100.0%	13.2%

•	Freight Service Revenue was RMB1,223.5 million (US$169.5 million) for the first quarter of 2024, compared to RMB1,051.9 million in the same period of last year. Freight service revenue increased by 16.3% year over year, primarily due to increase in both volume and average selling price per tonne.

•	Supply Chain Management Service Revenue decreased by 6.6% year over year to RMB411.0 million (US$56.9 million) for the first quarter of 2024 from RMB440.3 million in the same period of last year as we discontinued certain not-profitable key account customers.

•	Global Service Revenue increased by 42.6% year over year to RMB280.9 million (US$38.9 million) for the first quarter of 2024 from RMB197.0 million in the same period of last year, primarily due to volume growth in Vietnam, Malaysia and cross-border business.

(7) All numbers represented the financial results from continuing operations, unless otherwise stated.

(8) “Others” Segment primarily represents Capital business units.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	March 31, 2023		March 31, 2024			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(1,054,635)	100.3%	(1,182,417)	(163,763)	96.6%	(3.6)%
Supply Chain Management	(404,350)	91.8%	(383,345)	(53,093)	93.3%	1.4%
Global	(249,204)	126.5%	(313,793)	(43,460)	111.7%	(14.8)%
Others	(15,538)	59.5%	(7,256)	(1,004)	27.2%	(32.3)%
Total Cost of Revenue	(1,723,727)	100.5%	(1,886,811)	(261,320)	97.2%	(3.3)%

•	Cost of Revenue for Freight was RMB1,182.4 million (US$163.8 million), or 96.6% of revenue in the first quarter of 2024. The 3.6 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to higher volume and improved efficiency.

•	Cost of Revenue for Supply Chain Management was RMB383.3 million (US$53.1 million), or 93.3% of revenue, in the first quarter of 2024, compared to cost of revenue as a percentage of revenue of 91.8% in the first quarter of 2023. The increase of cost of revenue was mainly due to new business development with lower growth margin.

•	Cost of Revenue for Global was RMB313.8 million (US$43.5 million), or 111.7% of revenue, in the first quarter of 2024. The 14.8 percentage points year-over-year decrease in cost of revenue as a percentage of revenue due to increased parcel volume and operating efficiency.

Gross Profit was RMB55.2 million (US$7.6 million) in the first quarter of 2024, compared to gross loss of RMB8.5 million in the first quarter of 2023; Gross Margin was 2.8%, compared to negative 0.5% in the first quarter of 2023.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB220.4 million (US$30.5 million), or 11.3% of revenue in the first quarter of 2024, compared to RMB247.7 million, or 14.4% of revenue in the same quarter of 2023, as we continued to optimize our organizational structure.

Research and Development Expenses were RMB29.3 million (US$4.1 million), or 1.5% of revenue in the first quarter of 2024, compared to RMB28.7 million, or 1.7% of revenue in the first quarter of 2023.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB7.2 million (US$1.0 million) in the first quarter of 2024, compared to RMB12.1 million in the same period of 2023. Of the total SBC expenses, RMB0.04 million (US$0.01 million) was allocated to cost of revenue, RMB0.3 million (US$0.03 million) was allocated to selling expenses, RMB6.3 million (US$0.9 million) was allocated to general and administrative expenses, and RMB0.7 million (US$0.09 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the first quarter of 2024 was RMB172.1 million (US$23.8 million), compared to RMB257.6 million in the same period of 2023. Non-GAAP Net Loss from continuing operations in the first quarter of 2024 was RMB164.9 million (US$22.8 million), compared to RMB245.5 million in the first quarter of 2023.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the first quarter of 2024 was RMB8.69 (US$1.20), compared to a loss of RMB12.38 in the same period of 2023. Non-GAAP diluted loss per ADS from continuing operations in the first quarter of 2024 was RMB8.30 (US$1.15), compared to a loss of RMB11.77 in the first quarter of 2023. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the first quarter of 2024 was negative RMB126.3 million (US$17.5 million), compared to negative RMB206.8 million in the same period of 2023. Adjusted EBITDA Margin from continuing operations in the first quarter of 2024 was negative 6.5%, compared to negative 12.1% in the same period of 2023.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2024, cash and cash equivalents, restricted cash and short-term investments were RMB2,095.8 million (US$290.3 million), compared to RMB3,171.8 million as of March 31, 2023. In July 2023, the Company repurchased approximately US$75 million (RMB542 million) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in the first quarter of 2024 was RMB138.5 million (US$19.2 million), compared to RMB163.2 million of net cash used in continuing operating activities in the same period of 2023.

SHARES OUTSTANDING

As of May 17, 2024, the Company had approximately 401.9 million ordinary shares outstanding(9). Each American Depositary Share represents twenty (20) Class A ordinary shares.

As previously announced, effective from April 4, 2023, the Company changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to five (5) Class A ordinary share, to a new ADS ratio of one (1) ADS to twenty (20) Class A ordinary shares.

Effective as of September 25, 2023, the Company’s board of directors terminated its previously announced share repurchase program, under which the Company could repurchase up to US$20 million worth of its outstanding American Depositary Shares over a 12-month period. Prior to the program’s termination, the Company repurchased a total of 1,265,685 ADSs for a total amount paid of approximately US$3.3 million (excluding commissions) under the program.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, cross-border and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient integrated supply chain management eco-system. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

(9) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Revenue
Freight	1,051,873	1,223,486	169,451
Supply Chain Management	440,254	411,009	56,924
Global	197,028	280,874	38,901
Others	26,107	26,666	3,693
Total Revenue	1,715,262	1,942,035	268,969
Cost of Revenue
Freight	(1,054,635)	(1,182,417)	(163,763)
Supply Chain Management	(404,350)	(383,345)	(53,093)
Global	(249,204)	(313,793)	(43,460)
Others	(15,538)	(7,256)	(1,004)
Total Cost of Revenue	(1,723,727)	(1,886,811)	(261,320)
Gross (Loss)/Profit	(8,465)	55,224	7,649
Selling Expenses	(53,817)	(68,145)	(9,438)
General and Administrative Expenses	(193,890)	(152,225)	(21,083)
Research and Development Expenses	(28,697)	(29,284)	(4,056)
Other operating expense, net	(1,366)	(3,272)	(453)
Loss from Operations	(286,235)	(197,702)	(27,381)
Interest Income	21,678	15,688	2,173
Interest Expense	(17,621)	(12,445)	(1,724)
Foreign Exchange Gain/(loss)	14,724	(314)	(43)
Other Income	5,224	2,285	316
Other Expense	(651)	(1,875)	(260)
Gain on changes in the fair value of derivative assets/liabilities	5,392	22,365	3,098
Loss before Income Tax and Share of Net Loss of Equity Investees	(257,489)	(171,998)	(23,821)
Income Tax Expense	(138)	(103)	(15)
Net Loss from continuing operations	(257,627)	(172,101)	(23,836)
Net (loss)/gain from discontinued operations	-	-	-
Net Loss	(257,627)	(172,101)	(23,836)
Net Loss from continuing operations attributable to non-controlling interests	(13,428)	(11,169)	(1,547)
Net Loss attributable to BEST Inc.	(244,199)	(160,932)	(22,289)

Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2023	As of March 31, 2024
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	425,976	232,923	32,259
Restricted Cash	1,008,318	1,349,705	186,932
Accounts and Notes Receivables	829,802	750,916	104,001
Inventories	7,794	8,116	1,124
Prepayments and Other Current Assets	674,100	757,848	104,961
Short-term Investments	35,888	61,749	8,552
Amounts Due from Related Parties	60,394	48,916	6,775
Lease Rental Receivables	47,925	25,234	3,495
Total Current Assets	3,090,197	3,235,407	448,099
Non-current Assets
Property and Equipment, Net	624,205	594,836	82,384
Intangible Assets, Net	93,173	91,196	12,631
Long-term Investments	156,859	156,859	21,725
Goodwill	54,135	54,135	7,498
Non-current Deposits	81,869	52,971	7,336
Other Non-current Assets	46,913	43,931	6,084
Restricted Cash	812,371	451,431	62,522
Lease Rental Receivables	314	-	-
Operating Lease Right-of-use Assets	1,293,526	1,216,540	168,488
Total non-current Assets	3,163,365	2,661,899	368,668
Total Assets	6,253,562	5,897,306	816,767
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	721	55	8
Long-term Bank Loans-current	794,679	956,858	132,523
Convertible Senior Notes held by related parties	531,202	106,425	14,740
Convertible Senior Notes held by third parties	78	78	11
Short-term Bank Loans	401,755	459,400	63,626
Accounts and Notes Payable	1,640,864	1,483,687	205,488
Income Tax Payable	2,777	2,604	361
Customer Advances and Deposits and Deferred Revenue	288,184	286,732	39,711
Accrued Expenses and Other Liabilities	1,091,573	1,057,814	146,506
Financing Lease Liabilities	418	474	66
Operating Lease Liabilities	509,450	551,756	76,417
Amounts Due to Related Parties	1,119	1,196	166
Total Current Liabilities	5,262,820	4,907,079	679,623

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	-	425,700	58,959
Operating Lease Liabilities	876,854	776,519	107,547
Financing Lease Liabilities	1,231	1,202	166
Other Non-current Liabilities	22,837	18,009	2,494
Long-term Bank Loans	159,729	133	18
Total Non-current Liabilities	1,060,651	1,221,563	169,184
Total Liabilities	6,323,471	6,128,642	848,807
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	26,573
Total mezzanine equity	191,865	191,865	26,573
Shareholders’ Deficit
Ordinary Shares	25,988	25,988	3,599
Treasury Shares	(23,853)	(23,853)	(3,304)
Additional Paid-In Capital	19,529,806	19,537,054	2,705,851
Accumulated Deficit	(19,749,262)	(19,910,194)	(2,757,530)
Accumulated Other Comprehensive Income	119,169	122,595	16,979
BEST Inc. Shareholders’ Deficit	(98,152)	(248,410)	(34,405)
Non-controlling Interests	(163,622)	(174,791)	(24,208)
Total Shareholders’ Deficit	(261,774)	(423,201)	(58,613)
Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	6,253,562	5,897,306	816,767

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net cash used in continuing operating activities	(163,187)	(138,518)	(19,185)
Net cash used in operating activities	(163,187)	(138,518)	(19,185)
Net cash generated from/(used in) continuing investing activities	683,000	(132,734)	(18,383)
Net cash generated from/(used in) investing activities	683,000	(132,734)	(18,383)
Net cash generated from continuing financing activities	117,619	52,007	7,203
Net cash generated from financing activities	117,619	52,007	7,203
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(13,222)	6,639	919
Net increase/(decrease) in Cash and Cash Equivalents, and Restricted Cash	624,210	(212,606)	(29,446)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,478,423	2,246,665	311,160
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,102,633	2,034,059	281,714

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 3 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31, 2024
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(10)	Total
Net Loss	(42,439)	(13,438)	(100,337)	(6,040)	(9,847)	(172,101)
Add
Depreciation & Amortization	18,243	8,602	10,921	54	3,902	41,722
Interest Expense	-	-	-	-	12,445	12,445
Income Tax Expense	-	-	-	103	-	103
Subtract
Interest Income	-	-	-	-	(15,688)	(15,688)
EBITDA	(24,196)	(4,836)	(89,416)	(5,883)	(9,188)	(133,519)
Add
Share-based Compensation Expenses	1,271	696	265	6	5,010	7,248
Adjusted EBITDA	(22,925)	(4,140)	(89,151)	(5,877)	(4,178)	(126,271)
Adjusted EBITDA Margin	(1.87)%	(1.01)%	(31.74)%	(22.04)%	-	(6.50)%

	Three Months Ended March 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(80,238)	376	(111,867)	(20,362)	(45,536)	(257,627)
Add
Depreciation & Amortization	19,316	8,648	9,232	509	4,952	42,657
Interest Expense	-	-	-	-	17,621	17,621
Income Tax Expense/(Benefit)	-	-	(11)	149	-	138
Subtract
Interest Income	-	-	-	-	(21,678)	(21,678)
EBITDA	(60,922)	9,024	(102,646)	(19,704)	(44,641)	(218,889)
Add
Share-based Compensation Expenses	1,852	788	650	20	8,783	12,093
Adjusted EBITDA	(59,070)	9,812	(101,996)	(19,684)	(35,858)	(206,796)
Adjusted EBITDA Margin	(5.62)%	2.23%	(51.77)%	(75.40)%	-	(12.06)%

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 4 – Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended March 31, 2024
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(11)	Total
Net Loss	(42,439)	(13,438)	(100,337)	(6,040)	(9,847)	(172,101)
Add
Share-based Compensation Expenses	1,271	696	265	6	5,010	7,248
Non-GAAP Net Loss	(41,168)	(12,742)	(100,072)	(6,034)	(4,837)	(164,853)
Non-GAAP Net Loss Margin	(3.36)%	(3.10)%	(35.63)%	(22.63)%	-	(8.49)%

	Three Months Ended March 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Net Loss	(80,238)	376	(111,867)	(20,362)	(45,536)	(257,627)
Add
Share-based Compensation Expenses	1,852	788	650	20	8,783	12,093
Non-GAAP Net Loss	(78,386)	1,164	(111,217)	(20,342)	(36,753)	(245,534)
Non-GAAP Net Loss Margin	(7.45)%	0.26%	(56.45)%	(77.92)%	-	(14.31)%

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 5 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended March 31,
	2024
(In ‘000)	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(160,932)	(22,289)
Add
Share-based Compensation Expenses	7,248	1,004
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(153,684)	(21,285)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	370,219,148	370,219,148
Diluted (Non-GAAP)	370,219,148	370,219,148
Diluted loss per ordinary share	(0.43)	(0.06)
Add
Non-GAAP adjustment to net loss per ordinary share	0.01	0.00
Non-GAAP diluted loss per ordinary share	(0.42)	(0.06)

Diluted loss per ADS	(8.69)	(1.20)
Add
Non-GAAP adjustment to net loss per ADS	0.39	0.05
Non-GAAP diluted loss per ADS	(8.30)	(1.15)

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.